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                           (CNOOC LIMITED LETTERHEAD)



                                                              December 5, 2006

VIA FACSIMILE: (202) 772-9368

Ms. Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  CNOOC LIMITED
     FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
     FILED JUNE 26, 2006
     FILE NO. 1-14966

Dear Ms. Davis,

We acknowledge receipt of your facsimile dated November 21, 2006 (E.S.T.) regarding your comments on the Form 20-F for the fiscal year ended December 31, 2005 of CNOOC Limited (the "Company").

We are in the process of reviewing your comments and questions and preparing the relevant responses thereto. However, as Mr. John Saia of DLA Piper US LLP, our legal counsel, explained in his telephone conversation with your Staff on November 27, 2006, the Company does not anticipate that it will be able complete its response until January 22, 2007 due to staff constraints. Therefore, we would greatly appreciate an extension until January 22, 2007 to submit the Company's response to the Securities and Exchange Commission.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at fax number of (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Mr. Victor Zhikai Gao at fax number of (86-10) 8452-3377 or email address at gaovictor@cnooc.com.cn, or Mr. John Saia of DLA Piper US LLP, at telephone number (650) 833-2444. Thank you very much for your assistance.

Sincerely,

By:    /s/ Yang Hua
       ------------
Name:  Yang Hua
Title: Executive Director, Executive Vice President & Chief Financial Officer

cc:    Kim Calder, Securities and Exchange Commission
       Victor Zhikai Gao, CNOOC Limited
       Henry Wang, DLA Piper UK LLP
       John Saia, DLA Piper US LLP